UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

_______________________________

SECURITY LAND & DEVELOPMENT CORPORATION
(Name of Subject Company (Issuer))

AB VALUE PARTNERS, LP (OFFEROR)
AB OPPORTUNITY FUND, LLC (OFFEROR)
AB VALUE MANAGEMENT, LLC (CONTROL PERSON OF OFFERORS)
(Name of Filing Persons)

Common Stock, Par Value $0.10 per share
(Title of Class of Securities)

814348108
(CUSIP Number of Class of Securities)

Andrew Berger
AB Value Management, LLC
84 Elm Street
Westfield, New Jersey 07090
(732) 701-7008
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Lori A. Gelchion
Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street NE
Atlanta, GA 30303
(404) 522-4700

_______________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,087,937.25	$1,053.29

(1)
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 5,243,107 shares of common stock of Security Land & Development Corporation (“Security Land & Development”) outstanding as of February 10, 2017, as set forth in Security Land & Development’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2016, less 50,000 shares of Security Land & Development common stock owned by an affiliate of Purchasers (as defined herein).
(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001159.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $944.95	Filing Party:	AB Value Partners, LP;
AB Value Opportunity Fund, LLC; and AB Value Management, LLC
Form or Registration No.: SC TO-T	Date Filed:	April 7, 2017

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with all amendments and supplements thereto, collectively constitute the “Schedule TO”), relating to the offer by AB Value Partners, LP, a Delaware limited partnership (“ABVP”), and AB Opportunity Fund, LLC, a Delaware limited liability company (“ABOF” and, together with ABVP, “Purchasers”), to purchase all of the outstanding shares of common stock, $0.10 par value per share (the “Shares”), in Security Land & Development Corporation, a Georgia corporation (“Security Land & Development” or the “Company”), at a purchase price of $1.57 per share (the “Offer Price”), in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated April 7, 2017, and in the related Letter of Transmittal (the “Letter of Transmittal”), as each may be supplemented or amended from time to time (which, together with all such amendments and supplements, collectively constitute the “Offer”). This Amendment No. 1 amends and supplements the Offer to Purchase and the Schedule TO to, among other things, increase the Offer Price to $1.75 in cash, without interest and less any applicable withholding taxes, and extend the expiration of the Offer until 5:00 p.m., New York City time, on May 16, 2017.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided by this Amendment No. 1. Capitalized terms used in this Amendment No. 1 that are not otherwise defined herein shall have the meaning given to such terms in the Offer to Purchase.

Items 1 Through 9; Item 11.

The Offer to Purchase and the Schedule TO, to the extent Items 1 through Items 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

1.
Offer Price Increase. The Offer Price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, is increased from $1.57 per Share to $1.75 per Share in cash, without interest and less any applicable withholding taxes.

a.
The Offer to Purchase is amended by amending the “Offer Price” to be $1.75 per Share throughout the Offer to Purchase and the Letter of Transmittal, including, without limitation, in the Offer to Purchase on its cover page, in the section entitled “Important Note”, in the section entitled “Summary Term Sheet” (including, without limitation, in response to the question “How much are you offering to pay and what is the form of payment?”), in the section entitled “Introduction”, in the section entitled “The Offer” and in each other reference to the amount to be paid for the Shares or the Offer Price in the Offer to Purchase or Letter of Transmittal. Specifically, the amount “$1.57” is amended and replaced by “$1.75” in each place it appears.

b.
The third full paragraph of the cover page of the Offer to Purchase is amended and restated as follows:

“In considering the Offer, you should note that the Offer Price of $1.75 per Share in this Offer to Purchase is approximately 9.4% higher than the $1.60 per Share offer price made by the Company in its tender offer, commenced on or about February 17, 2017, as amended, to purchase up to 2,526,247 Shares. If you have previously tendered your Shares to the Company but want to accept our Offer, then you must send a written notice of withdrawal no later than 5:00 pm, E.D.T., on May 5, 2017 (unless extended by the Company), in accordance with withdrawal procedures set forth in Company’s offering documents.”

2.
Extension of Expiration Date. In connection with the increase in the Offer Price, the Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on May 16, 2017, unless the Offer is further extended. (The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on May 9, 2017.) Accordingly, the Offer to Purchase is amended by amending each reference to the Expiration Date to be 5:00 p.m., New York City time, on May 16, 2017, unless the Offer is further extended, including, without limitation, each such reference in the Offer to Purchase on its cover page, in the section entitled “Summary Term Sheet” (including, without limitation, in response to the question “How long do I have to decide whether to tender in the Offer?”), in the section entitled “Introduction”, in the section entitled “The Offer” and in each other reference to the Expiration Date in the Offer to Purchase or Letter of Transmittal. Specifically, the date “May 9, 2017” is amended and replaced by “May 16, 2017” in each place it appears.

3.
Amount and Source of Funds.

a.
The last sentence in the second paragraph in the response to the question “Who is offering to purchase my Shares?” in the section entitled “Summary Term Sheet” of the Offer to Purchase is amended and restated as follows:

“Purchasers have combined cash, cash equivalents and marketable securities on hand which would exceed the total purchase price, including all associated fees, if all the Shares are tendered in the Offer.”

b.
The response to the question “Do you have the financial resources to complete the Offer?” in the section entitled “Summary Term Sheet” of the Offer to Purchase is amended and restated as follows:

“Do you have the financial resources to complete the Offer?

Yes. If the total number of Shares sought is purchased, and assuming the Offer Price is $1.75 per Share, then the aggregate purchase price would be approximately $9,087,937. We intend to pay the Offer Price and related expenses using our cash, cash equivalents and marketable securities on hand. We currently have sufficient cash, cash equivalents and marketable securities on hand to fund all of our commitments under this Offer. The consummation of the Offer is not conditioned on Purchasers obtaining financing. See “The Offer - Section 12 - Source and Amount of Funds” and “The Offer - Section 16 - Certain Fees and Expenses.”

c.
The response to the question “Is your financial condition relevant to my decision to tender my Shares in the Offer?” in the section entitled “Summary Term Sheet” of the Offer to Purchase is amended and restated as follows:

“Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not believe that our financial condition is material to your decision whether to tender in the Offer because: (i) the form of payment consists solely of cash; (ii) the Offer is not subject to any financing condition; (iii) all of our funding will come from our cash, cash equivalents and marketable securities on hand; and (iv) we currently have sufficient cash, cash equivalents and marketable securities on hand to purchase all Shares validly tendered in the Offer and not validly withdrawn. See “The Offer - Section 12 - Source and Amount of Funds.”

d.
In addition, the first three sentences of the section entitled “The Offer – Section 12 – Source and Amount of Funds” are amended and restated as follows:

“The Offer is not conditioned upon any financing arrangements, and we do not need the consent or approval of any investor or other third party to use our cash, cash equivalents or marketable securities on hand to pay the purchase price for the Shares. We estimate that the total amount of funds that we will require to consummate the Offer, including fees and expenses, is approximately $9,137,937, assuming we purchase all of the outstanding Shares pursuant to the Offer. We possess all necessary funds to consummate the Offer from cash, cash equivalents and marketable securities on hand.”

4.
Background of the Offer; Contacts with the Company. The section entitled “The Offer – Section 10 - Background of the Offer; Contacts with the Company” of the Offer to Purchase is amended and restated as follows:

“During March 2017, prior to Purchasers determining to make this Offer to Purchase, an employee of ABVM spoke with David Alalof, a director of Security Land & Development, to inquire if he had any interest in selling to Purchasers the 106,360 Shares held by Mr. Alalof, which Shares the Company Offer to Purchase (prior to its amendment on April 21, 2017) had indicated Mr. Alalof would tender in the Company Tender Offer. The employee of ABVM discussed with Mr. Alalof a purchase price for such Shares of approximately $1.35 per Share, or $.10 per share greater than the $1.25 per Share the Company had originally offered to pay in the Company Tender Offer. Mr. Alalof indicated that he was not interested in selling his Shares to Purchasers.”

5.
Other. In the Offer to Purchase, the fourth paragraph in the section entitled “Important Note” and the first paragraph in the section entitled “The Offer – Section 17 – Miscellaneous” are each amended and restated as follows:

“We are not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If we become aware of any state in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.”

Item 12    Exhibits.

Exhibit 12 of the Schedule TO is hereby supplemented by adding the following Exhibits.

Exhibit Number	Description
(a)(5)(B)	Press Release issued by Purchasers, dated May 2, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2017

AB VALUE PARTNERS, LP

By: /s/ Andrew Berger
Name: Andrew Berger
Title:  Manager

AB OPPORTUNITY FUND, LLC

By: /s/ Andrew Berger
Name: Andrew Berger
Title:  Manager

AB VALUE MANAGEMENT, LLC

By: /s/ Andrew Berger
Name: Andrew Berger
Title:  Manager

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated April 7, 2017.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Text of Summary Advertisement, dated April 7, 2017.*
(a)(1)(G)	Letter to Shareholders of Security Land & Development Corporation, dated April 7, 2017.*
(a)(5)(A)	Press Release issued by Purchasers, dated April 1, 2017.*
(a)(5)(B)	Press Release issued by Purchasers, dated May 2, 2017.
(b)	Not applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

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* Previously filed.